EXHIBIT 99.9 (a)(xiii)


DATE:             November 17, 1997                          Maxcor Financial
                                                           ---------------------
FROM:                                        FOR:
Andrew Edson & Associates, Inc.              Maxcor Financial Group Inc.
79 Madison Avenue, 3rd Floor                 Two World Trade Center, 84th Floor
New York, NY 10016                           New York, NY 10048
(212) 213-7636                               (212) 748-7000,
Andrew S. Edson                              Gilbert Scharf

FOR IMMEDIATE RELEASE

MAXCOR FINANCIAL GROUP INC.
ANNOUNCES ACCEPTANCE OF ALL WARRANTS TENDERED
IN ITS COMMON STOCK FOR WARRANT EXCHANGE OFFER

95.1% of all Outstanding Warrants Tendered

         NEW YORK,  November  17, 1997 - Maxcor  Financial  Group Inc.  (NASDAQ:
MAXF) announced this afternoon its acceptance of all warrants validly tendered and not withdrawn pursuant to its offer to exchange 0.1667 of a share of the Company's Common Stock for each and every of outstanding redeemable common stock purchase warrants (the "Exchange Offer"). The Exchange Offer had expired at 2:00 p.m. today in accordance with its terms.

         Based upon the preliminary report of the Exchange Agent, a total of 14,283,300 warrants were validly tendered and not withdrawn (including 455,019 warrants pursuant to guaranteed delivery procedures) prior to the expiration of the Exchange Offer, representing approximately 95.1% of the 15,018,276 warrants of the Company outstanding. Accordingly, the Company determined that the Exchange Offer's minimum 95% tender condition had been satisfied.

         The Company has notified the Exchange Agent, Continental Stock Transfer & Trust Company, of its acceptance for exchange of all warrants validly tendered and not withdrawn pursuant to the Exchange Offer. Accordingly, subject to the terms and conditions of the Exchange Offer, the Exchange Agent will promptly issue one whole share of the Company's common stock for every six warrants (of either or both series) validly tendered and not withdrawn pursuant to the Exchange Offer (with cash being paid in lieu of fractional shares of common stock being issued).

         D.F. King & Co., Inc. acted as the Information Agent for the Exchange Offer.

         The Company reiterated that the purpose of the Exchange Offer was to retire all or substantially all of the Company's warrants through the issuance of common stock in order to simplify the Company's capital structure, reduce the potential future dilutive impact on the Company's earnings per share that could be caused by the warrants and eliminate any overhang on the common stock price from the existence of the warrants.

         As disclosed in connection with the Exchange Offer, the Company intends to promptly delist both series of warrants from trading on the Nasdaq National Market and terminate registration of both series of warrants under the Securities Exchange Act of 1934, as amended.

         Maxcor Financial Group Inc. is a financial services holding company. Through its Euro Brokers subsidiaries, it is a leading domestic and international inter-dealer brokerage firm specializing in emerging market products, money market instruments, derivatives, natural gas and electricity, repurchase agreements and fixed income securities, with principal offices in New York, London, Tokyo, Toronto, Sydney and Mexico City.


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